

August 20, 2010

Gifford R. Zimmerman
Principal Executive Officer
Nuveen Diversified Commodity Fund
333 West Wacker Drive
Chicago, IL 60606

> Re: **Nuveen Diversified Commodity Fund**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 21, 2010**
> **File No. 333-130360**
>
> **Revised Sales Literature submitted July 23, 2010**

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Registration Statement Facing Page

1. We note your response to comment 1 of our letter dated April 26, 2010. In response to our comment, you revised your facing page to indicate that you are a non-accelerated filer. Please tell us why you should not be considered a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. We note that there is no public float for your shares and you are seeking to register only $25,000,000. We also note that your revenues in 2009 were less than $50 million. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

2. We note your response to comment 7 of our letter. If you intend to register units in the amount of $250,000,000, as indicated on page 13 and elsewhere, please revise your fee table and submit the appropriate registration fee for the additional amount of securities. Alternatively, please revise your disclosure throughout the prospectus to reflect the amount that you have registered.

Prospectus Cover Page

3. Disclosure on the prospectus cover page and on page 7 states that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you intend to invest in options, forward contracts, and short-term debt securities. Please provide us with a detailed analysis of how the Fund's investments will be consistent with your status under the Investment Company Act. Discuss any exemption you intend to rely on and how your investment strategy will support that exemption. We will refer your response to the Division of Investment Management for further review.

Who May Want to Invest, page 1

4. We note that the Fund may be an appropriate investment for individuals seeking direct exposure to commodity futures and forward contracts. Please explain how an investor will gain direct exposure to these contracts. It appears that an individual would have indirect exposure by investing in your fund, which then invests in these types of contracts. Please also revise your sales literature.

5. You state that the Fund may be an appropriate investment for individuals seeking a fully collateralized and unleveraged commodity investment strategy. We note that you may borrow up to 5% of your net assets. Please revise to reconcile these two statements. Please also revise your sales literature.

6. Please revise to clarify how the Fund will be tax-advantaged relative to commodity based mutual funds. Please also revise your sales literature.

Investment Objective, page 2

7. Please revise to briefly explain the terms "risk-adjusted" and "total return" as they relate to the Fund. Also, please clarify the reference to "leading commodity market benchmarks."

Investment Strategy, page 3

8.   Refer to the description of your options strategy on page 4. Please revise to explain what it means to write a call option and how the options strategy contributes to your overall investment objective.

9.   Refer to the discussion of leverage on page 5. Please revise to clarify why and how the fund may utilize leverage.

Collateral Subadvisor, page 9

10.   We note that you present disclosure regarding Nuveen Investments' indebtedness and cash on hand as of March 31, 2010. Please revise this disclosure to provide the most up-to-date information available.

Break-even Analysis, page 13

11.   Please explain why you assume an interest rate of .14% under the column "Initial Offering Purchases" and a rate of .15% under the column "Secondary Market Purchases." In addition, we note that you assume annual interest income of .16% in the first risk factor on page 24. It is not clear why you would assume three different interest rates.

Risk Factors, page 17

12.   You state: "The risks set out below are not the only risks the fund faces."   Your disclosure must include all material risks to the company. References to additional risks that are not disclosed are not appropriate. Please revise to remove this statement.

Conflicts of interest could adversely affect the Fund, page 23

13.   We note your response to comment 4 of our letter. Please expand your disclosure in this risk factor to address the risks presented by your lack of formal procedures for resolving conflicts of interest related to managing your investments and operations.

Overview of Investment Strategy, page 27

14.   Please revise to explain the meaning of "fully collateralized" as it relates to your Fund. Also, briefly describe the terms "long-only" and "rules-based investment strategy."

Management of the Fund, page 31

15.   We note your response to comment 9 of our letter. Please clearly state that Mr. Bremner has been a private investor since 1997.

Additional Information Related to NCAM, NAM and Nuveen Investments, page 38

16.   We note your response to comment 11 of our letter. Please explain to us why you concluded that the disclosure related to potential conflicts associated with the MDP Acquisition is not material to investors in this offering.

Gresham Performance Record, page 40

17.   We note your disclosure that you had independent accountants apply procedures to the capsules contained in your disclosure and that you have filed the accountants' consent as an exhibit to the registration statement. Please tell us what consideration you gave to filing Liccar's report as an exhibit to the registration statement. Refer to Question 141.02 under the Division's Compliance and Disclosure Interpretations for the Securities Act.

18.   We note your response to comment 12 of our letter. In response to our comment, you provided updated disclosure through April 2010. Please explain why information was not available through June 2010.

The Commodity Broker, page 46

19.   Please confirm that there have been no developments in the LBHI proceedings as they relate to BCI since January 29, 2010. Otherwise, please update the disclosure.

Distributions, page 52

20.   Refer to the third paragraph, which states that the Fund does not anticipate that it will borrow to obtain the cash necessary to make distributions. Please revise to clarify whether there are any restrictions on your ability to borrow funds for the purpose of making distribution payments.

Net Asset Value, page 53

21.   Please revise to disclose that you will publish the Fund's net asset value on your website and state how frequently you will update the NAV amount. Also, state whether you will include the Fund's then-current NAV in your periodic reports filed under the Exchange Act.

Underwriting and Discounts, page 56

22.   Please revise to state briefly the nature of the obligations of the underwriters to take the securities. Currently, it is not clear whether the offering will be a firm commitment or a best efforts arrangement with the underwriters. Refer to Item 508(a) of Regulation S-K.

Manager Expenses, page 68

23.   We note your response to comment 17 of our letter. Please expand your disclosure in this section to discuss the specific expenses for which the fund is responsible, including those expenses for which it would be required to reimburse your manager.

Legal Matters, page 72

24.   Please revise to clarify that K&L Gates will opine on the federal income tax consequences, consistent with the disclosure on page 74 and exhibit 8.1 in the exhibit index. Also, please clarify whether K&L Gates or Morris, Nichols, Arsht & Tunnell LLP will opine on the legality of the securities. Item 5.1 in the exhibit index and the draft tax opinion you have provided appear to be inconsistent with the current disclosure in this section.

Part II. Statement of Additional Information, page 85

25.   We note your response to comment 18 of our letter. In response to our comment, you provided some supporting documentation. However, we note that you have not provided all of the supporting documentation referenced in the supplemental document entitled: "Supporting Documentation for Part II: Statement of Additional Information and Source Data." For example only, we note, that you refer to the Standard & Poor's Corporation: S&P GSCI Index Methodology, 2010 edition, the FIA, and the Bank of America Merrill Lynch's Global Commodity Paper; however, you have not provided these materials. Additionally, in the two documents provided, you did not mark the language in those documents that supports your statements. It is also not clear how the information referenced supports all of the quantitative and qualitative business and industry data used in this section. We therefore reissue our comment. Please provide us with support for all quantitative and qualitative business and industry data used in this section. Clearly mark the specific language in the materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Alternatively, please remove these statements.

Financial Statements and Notes

Statement of Operations, page 108

26.   We note you were organized on December 7, 2005 and consider yourself to be a non-accelerated filer. Given these facts, please tell us how you have complied with Rule 3-02(a) and (b) of Regulation S-X, which requires audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed, and for the corresponding interim period of the preceding fiscal year for the interim period presented.

Note 4 – Organization Expenses and Offering Costs, page 111

27.   We note the maximum offering costs to be paid are based on an estimated offering size of $250,000,000, which are approximately 10,000,000 shares. This differs from the amounts disclosed on the cover page of this registration statement, which only indicates the registering of 1,000,000 shares and maximum offering price of $25 million. Please clarify or revise accordingly.

Item 17. Undertakings, page II-2

28.   Please revise to include the undertaking required by Item 512(f) of Regulation S-K.

Signatures, page II-4

29.   We are continuing to consider your response to comment 19 of our letter. We may have further comment.

Exhibits

30.   We note your response to comments 14 and 26 of our letter. Please file the amended Trust Agreement that reflects the 5% limit on borrowing noted in your responses.

Draft Legal Opinion

31.   The second paragraph of the draft opinion refers to the Trust Agreement, as amended by the First Amendment dated December 15, 2009. Please ensure that counsel updates its opinion to reflect its review of all subsequent amendments to the Trust Agreement.

Draft Tax Opinion

32.   We note your response to comment 23 of our letter. We continue to believe that the language regarding no lawyer-client relationship should be removed because it may create doubt about an investor's ability to rely on the opinion. Please provide us with a more detailed explanation of why you believe this statement is appropriate and necessary or provide a revised opinion that omits the language.

Sales Literature submitted July 23, 2010

33.   Please note that you must fill in the missing disclosure before we can clear your sales literature.

34.   We note your response to comment 26 of our letter. Please revise your disclosure to clarify whether you may borrow to fund distributions.

35.   We note, on page 13, you state that there will be breakpoint reductions related to the management fee. Please explain what this means. Additionally, please add this disclosure to your prospectus on page 15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wilson Lee at (202) 551-3468 or Jorge Bonilla at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Donald S. Weiss, Esq.
        Stacy H. Winick, Esq.
        Fax: (312) 827-8000